December 31, 2009

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	OmniaLuo Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 File No. 000-52040

Dear Ms. Jenkins:

OmniaLuo, Inc. (the “Company”) has received the Staff’s comment letter, dated December 16, 2009, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008, filed with the Staff on March 31, 2009 (the “Form 10-K”).  We thank you and other members of the Staff for your prompt response to our request for comments.

We have responded to each of the Staff’s comments either by providing (i) a confirmation as requested by the Staff, (ii) an explanation if we do not believe a revision is necessary, or (iii) a proposed revision to the Form 10-K as requested by the Staff.  In the interest of efficiency, we intend to file an amendment to the Form 10-K upon clearing comments by the Staff on the proposed revisions to the Form 10-K as set forth in this response letter.

Our responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which has been retyped in bold for your ease of reference):

Form 10-K for Fiscal Year Ended December 31, 2008

General

1. We note from your responses to our prior comments 3 and 8 of our letter dated October 28, 2009 that you will revise your disclosure in future filings. Please provide us with your revised disclosures using financial information for the period ended December 31, 2008:

(i) Comment 3 of the letter dated October 28, 2009 from the Securities and Exchange Commission (“Prior Letter”)

Form 10-K for Fiscal Year Ended December 31. 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and results of Operations

3. We note your selected consolidated statement of income data includes “total segment profit,” a non-GAAP financial measure as defined by Item 10(e)(2) of Regulation S-K. Please revise to provide the required disclosures under Item 10(e)(l)(i) of Regulation S K Please refer to Question 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, which can be found on our website at http ://www.sec.gov/divisions/corptinlfaqs/nongaapfaq.htm.

We respectfully note the Staff’s comment and thank you for your re-issuance. In Form 10-K for the fiscal year ended December 31, 2008, we disclosed that “Overall segment profit” for the year ended December 31, 2008 was $2,553,925 (which is a non-GAAP financial measure according to Item 10(e)(2) of Regulation S-K), the Company intends to revise the Form 10-K and future filings, if applicable, as required by Item 10(e)(1)(i) of Regulation S-K to conform to Generally Accepted Accounting Principals as follows:

“Oriental Fashion is the Company’s only operating subsidiary and is engaged in woman’s apparel design, manufacturing and distribution in China. The total profit for reportable segment in the fiscal year ended December 31, 2008 was $2,553,925, which was derived from the operations of Oriental Fashion. This figure can be reconciled to the income before income taxes by (i) adding other unallocated income of $21, and (ii) deducting the listing-related and other corporate expenses borne by the Company and Omnia Luo Group Limited of $1,101,071 (these expenses were included in general and administrative expenses) and make good provisions of $414,199.”

(ii) Comment 8 of the Prior Letter

Income taxes, page 14

8.           We note from your disclosure that you are subject to US tax laws and due to your current policy to reinvest earnings from your non-US operations, you have not provided deferred taxes on undistributed earnings of your non-US subsidiaries. Please provide in future filings the required disclosures under paragraph 44 of SFAS 109 or tell us why you believe these disclosures are not necessary.

In response to the Staff’s comment, we will provide in future filings the following disclosures under paragraph 44 of SFAS 109:

“The Company has not recognized a deferred tax liability for the undistributed earnings of its foreign subsidiary of approximately US$4,660,690 and US$2,357,526 as of December 31, 2008 and 2007, respectively, because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company no longer plans to permanently reinvest undistributed earnings. Calculation of related unrecognized deferred tax liability is not practicable.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2. We note from your response to our prior comment 4 of our letter dated October 28, 2009 that you provided 50% provision on inventories aged over 1 year. However, our comment relates to how you evaluated your current inventory for lack of marketability as demonstrated by significant decreases in sales in 4th quarter and closing of 37 non-performing stores. We note that you continue to close non-performing stores in 2009, however, the unsold inventory does not include a provision. Please further explain how you estimated future demand in 2009 and how your estimates compared to actual results.

In response to the Staff’s comment, the Company clarifies that the significant decreases in sales in the fourth quarter of 2008 and closing of 37 non-performing stores were not due to the lack of marketability of the Company’s inventory.  Rather, we believe that our significant amount of inventory at the end of 2008 was largely caused by our over-production and poor decisions on the locations for the newly opened stores. In 2008, the Company hired a new sales and marketing team in order to expand the Company’s scale of operation by opening new distributor stores and expanding the Company’s production.

Due to the expansion of production but low sales of the newly opened stores as a result of bad store locations as well as the effect of the gloomy economic conditions, the Company had accumulated a relatively higher amount of inventory of $6,460,621 as of December 31, 2008. We would like to clarify that the inventories were all current inventories aged less than 1 year, and we believed that these inventories, under the worst circumstances, could be sold at a discount of 40% to 50% on the normal selling price in 2009, which was still above the cost. Accordingly, we did not make provision for these inventories. In the third quarter of 2009, we disposed of a great quantity of inventories of 2008 at a price less than cost in order to relieve the problem of slow cash flows instead of the lack of marketability of the inventory. Compared with the actual result in 2009, we considered that our estimates in 2008 of future demand were reasonable.

Notes to Consolidated Financial Statements, page 6

3. Summary of significant accounting policies, page 8

Principles of consolidation, page 8

3. We note your response to our prior comment 5 of our letter dated October 28, 2009. Please include in future filings, and supplementally provide us, an accounting policy note for the gross treatment of the revenue and costs with your co-ownership partner and the primary factors for you to do so under the relevant accounting guidance.

As requested by the Staff, we intend to include the following accounting policy in an amendment to the Form 10K and future filings, when applicable:

“In respect of the revenue generated from the co-owned stores, the Company has reviewed EITF 99-19 and considers itself to fulfill the following indicators for gross revenue reporting: (i) the Company is the primary obligator to the customer as the Company is responsible for fulfillment and customer remedies in the event of dissatisfaction; (ii) the Company retains inventory risk of the unsold inventories in the co-owned stores; and (iii) the Company has complete latitude to set the prices for the products and the net amount to be earned varies with that selling price. Accordingly, the Company is the principal of these transactions according to EITF 99-19 and should report the revenue from co-owned stores on a gross basis. The payments (or commission) paid to the partners of the co-owned stores are recorded as the Company’s expenses.”

Item 9A(T). Disclosure Controls and Procedures

4. We note your response to our prior comment 10 of our letter dated October 28, 2008.  We re-issue our comment. Please confirm to us, if true, that your disclosure controls and procedures are also effective in providing reasonable assurance for the year ended December 31, 2008.

As requested by the Staff, the Company hereby confirms that our disclosure controls and procedures are also effective in providing reasonable assurance of achieving their objectives for the year ended December 31, 2008, and we will revise and clarify the disclosure in relation to the effectiveness of the disclosure control and procedures that provide reasonable assurance in future filings.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2009, June 30, 2009 and September 30, 2009

Exhibits 31.1 and 31.2 – Section 302 Certifications

5.  We note your responses to our prior comment 12.  We re-issue the comment. Please amend your Section 302 certifications for Forms 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 to conform the same form set forth in Item 601 (b)(31) of Regulation S-K.

As requested by the Staff, we have amended our Section 302 certifications for Forms 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009, respectively, to conform the same form set forth in Item 601 (b)(31) of Regulation S-K.  Please refer to the attached Amendment No. 1 to Form 10-Q for the fiscal quarter ended March 31, 2009, Amendment No. 1 to Form 10-Q for the fiscal quarter ended June 30, 2009 and Amendment No. 2 to Form 10-Q for the fiscal quarter ended September 30, 2009, for the revisions made in response to the comment of the Staff.

* * * *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and, (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this matter.  If you would like to discuss any of the foregoing, you may reach me in my office at +86-755-8245-1808.  In the event of my absence, you may reach David Wang at 86-156-018-986-09.

Sincerely, OmniaLuo, Inc.

By:	/s/ Zheng Luo
Zheng Luo
Chief Executive Office and Chairwoman

cc:	United States Securities and Exchange Commission
Mr. Steve Lo
Mr. Nasreen Mohammed

OmniaLuo Inc.
David Wang, Chief Financial Officer (Principal Financial and Accounting Officer),

Wilson Sonsini Goodrich & Rosati, Professional Corporation
Don S. Williams, Esq.
Laura Luo, Esq.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A
Amendment No. 1

QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For The Quarter Ended March 31, 2009
Commission File Number 000-52040

OMNIALUO, INC.
(Name of Small Business Issuer in Its Charter)

State of Delaware	88-1581799
(State of Incorporation)	(IRS Employer I.D. Number)

Room 101, Building E6
Huaqiaocheng East Industrial Park
Nashan District
Shenzhen 518053
The People’s Republic of China

(Address of principal executive offices)

(+86) 755 - 8245 - 1808
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The number of shares outstanding of the issuer’s common stock, $.01 par value per share, as of May 12, 2009, was 22,840,000.

EXPLANATORY NOTE

OmniaLuo, Inc. (the “Company”) filed a Quarterly Report for the fiscal quarter ended March 31, 2009 on Form 10-Q with the Securities and Exchange Commission on May 15, 2009 (the "Original Filing"). This Amendment to the Original Filing on Form 10-Q/A is being filed solely to amend Item 6 of the Original Filing – Exhibits 31.1 and 31.2.

Item 6.	Exhibits

Exhibit No.	Description
31.1	Certification of Principal Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Principal Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

OMNIALUO, INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OMNIALUO, INC. (Registrant)

Date: December 31, 2009	/s/ Zheng Luo
Zheng Luo
Chief Executive Officer (Principal Executive Officer)

Date: December 31, 2009	/s/ David Wang
David Wang
Chief Financial Officer
(Principal Financial and Accounting Officer)

CERTIFICATIONS

I, Zheng Luo, certify that:

1.       I have reviewed this quarterly report on Form 10-Q of OmniaLuo, Inc.;

2.       Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.       Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.       The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.       The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)          Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 31, 2009	/s/ Zheng Luo
Name: Zheng Luo
Title: Chief Executive Officer
(principal executive officer)

CERTIFICATIONS

I, David Wang, certify that:

1.        I have reviewed this quarterly report on Form 10-Q of OmniaLuo, Inc.;

2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.        The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)          Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)          Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.        The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)          All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)           Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 31, 2009	/s/ David Wang
Name: David Wang
Title: Chief Financial Officer
(principal financial officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A

Amendment No. 1

QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For The Quarter Ended June 30, 2009

Commission File Number 000-52040

OMNIALUO, INC.
(Name of Small Business Issuer in Its Charter)

State of Delaware	88-1581799
(State of Incorporation)	(IRS Employer I.D. Number)

Room 101, Building E6
Huaqiaocheng East Industrial Park
Nashan District
Shenzhen 518053
The People’s Republic of China

(Address of principal executive offices)

(+86) 755 - 8245 - 1808

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒  No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐ No ☒

The number of shares outstanding of the issuer’s common stock, $.01 par value per share, as of August 14, 2009, was 22,840,000.

EXPLANATORY NOTE

OmniaLuo, Inc. (the “Company”) filed a Quarterly Report for the fiscal quarter ended June 30, 2009 on Form 10-Q with the Securities and Exchange Commission on August 14, 2009 (the "Original Filing"). This Amendment to the Original Filing on Form 10-Q/A is being filed solely to amend Item 6 of the Original Filing – Exhibits 31.1 and 31.2.

Item 6.	Exhibits

Exhibit No.	Description
31.1	Certification of Principal Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Principal Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

OMNIALUO, INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OMNIALUO, INC. (Registrant)

Date: December 31, 2009	/s/ Zheng Luo
Zheng Luo
Chief Executive Officer (Principal Executive Officer)

Date: December 31, 2009	/s/ David Wang
David Wang
Chief Financial Officer
(Principal Financial and Accounting Officer)

CERTIFICATIONS

I, Zheng Luo, certify that:

1.         I have reviewed this quarterly report on Form 10-Q of OmniaLuo, Inc.;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.         The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)           Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)           Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)           Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)           Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.         The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)         All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 31, 2009	/s/ Zheng Luo
	Name:	Zheng Luo
	Title:	Chief Executive Officer
(principal executive officer)

CERTIFICATIONS

I, David Wang, certify that:

1.         I have reviewed this quarterly report on Form 10-Q of OmniaLuo, Inc.;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.         The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)         Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)         Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.         The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)         All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 31, 2009	/s/ David Wang
	Name:	David Wang
	Title:	Chief Financial Officer
(principal financial officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q/A
 Amendment No. 1

QUARTERLY REPORT UNDER SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For The Quarter Ended September 30, 2009

Commission File Number 000-52040

OMNIALUO, INC.
(Name of Small Business Issuer in Its Charter)

State of Delaware	88-1581799
(State of Incorporation)	(IRS Employer I.D. Number)

Room 101, Building E6
Huaqiaocheng East Industrial Park
Nashan District
Shenzhen 518053
The People’s Republic of China

(Address of principal executive offices)

(+86) 755 - 8245 - 1808

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐ No ☒

The number of shares outstanding of the issuer’s common stock, $.01 par value per share, as of November 16, 2009, as 22,840,000.

 EXPLANATORY NOTE

OmniaLuo, Inc. (the “Company”) filed a Quarterly Report for the fiscal quarter ended September 30, 2009 on Form 10-Q with the Securities and Exchange Commission on November 16, 2009 (the “Original Filing”). This Amendment to the Original Filing on Form 10-Q/A is being filed solely to amend Item 6 of the Original Filing– Exhibits 31.1 and 31.2.

Item 6.     Exhibits

EXHIBIT NUMBER	DESCRIPTION

31.1	Certification pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification pursuant to Exchange Act Rules 13a-15(e) and 15d-15(e), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

OMNIALUO, INC.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OMNIALUO, INC.
(Registrant)

Date: December 31, 2009	/s/ Zheng Luo
Zheng Luo
Chief Executive Officer (Principal Executive Officer)

Date: December 31, 2009	/s/ David Wang
David Wang
Chief Financial Officer
(Principal Financial and Accounting Officer)

CERTIFICATIONS

I, Zheng Luo, certify that:

1.         I have reviewed this quarterly report on Form 10-Q of OmniaLuo, Inc.;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.         The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)         Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)         Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.         The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)         All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 31, 2009	/s/ Zheng Luo
	Name:	Zheng Luo
	Title:	Chief Executive Officer
(principal executive officer)

CERTIFICATIONS

I, David Wang, certify that:

1.         I have reviewed this quarterly report on Form 10-Q of OmniaLuo, Inc.;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.         The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)         Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)         Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)         Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)         Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.         The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)         All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)         Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: December 31, 2009

/s/ David Wang
Name: David Wang
Title: Chief Financial Officer
(principal financial officer)